February 25, 2011

VIA EDGAR AND FACSIMILE

Kathleen Collins
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Lyris, Inc. (“Company”)
Request for extension of time to respond to comment letter
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 22, 2010
Form 10-Q for Fiscal Quarter Ended December 31, 2010
Filed February 9, 2011
File No. 333-82154

Dear Ms.Collins:

     We have received your letter, dated February 16, 2011, conveying comments of the staff of the Securities and Exchange Commission regarding the above-referenced filings. Please be advised that due to limited resources, the Company is unable to respond to the comments within the requested 10 business days, and appreciate your extension of an additional 10 business days, to respond to the comment letter. We expect to provide our responses to your comments on or before March 16, 2011.

     Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 510-844-1532.

Sincerely,

/s/ Keith D. Taylor

Keith D. Taylor
Chief Financial Officer